Exhibit 99

November 28, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that based on the recommendations of the Governance, Nomination and Remuneration Committee, the Board of Directors of the Bank, at its meeting held today i.e. on November 28, 2025 has approved the appointment of Mr. Vibhash Naik as the Chief Human Resource Officer w.e.f. February 1, 2026. Mr. Naik will be a Senior Management Personnel of the Bank.

The details as required in terms of disclosure are enclosed herewith as Annexure I.

You are requested to take note of the above.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Annexure I

Sr. No.	Particulars	Description
1.	Reason for Change viz. appointment, reappointment, resignation, removal, death or otherwise;	Appointment of Mr. Vibhash Naik as the Chief Human Resource Officer (CHRO) and consequently, a Senior Management Person of the Bank.

2.	Date of appointment/ reappointment/ cessation (as applicable) & term of appointment/re-appointment;	The effective date of appointment is February 1, 2026 Term- Full-time employment

3.	Brief profile (in case of appointment);

Mr. Vibhash Naik was the Chief Human Resources Officer of HDFC Life Insurance Company Limited (HDFC Life). At HDFC Life, Mr. Naik has overseen Human Resources, Learning and Development, and Corporate Administration. During his 14-year tenure with HDFC Life, he was instrumental in creating a technology-enabled people ecosystem designed to enhance employee experience, simplify processes, and nurture a culture of collaboration across HDFC Life.

With more than twenty-five years of experience spanning Talent Management, Organization Development, Performance Management, HR Technology, and Rewards, Mr. Naik combines strategic vision with a nuanced understanding of organization and human behaviour. Before joining HDFC Life, Mr. Naik held diverse roles at Lehman Brothers, Religare Macquarie Wealth Management, Tata Interactive and Atos Origin where he designed and implemented transformative HR practices across industries and business environments.

Mr. Naik holds a Master’s degree in Labour Studies from University of Mumbai.

4.	Disclosure of relationships between directors (in case of appointment of a director).	Not applicable